# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ALTICE USA INC- A, CIK 0001702780
CUSIP: 02156K103
Title of class of securities: COMMON-STOCK
Address of issuer's principal executive offices: 1 Court Square West, Long Island City, New York (NY), 11101
Date of event which requires filing of this statement: 09/30/2024
Filed by CIK 0000312069

## Reporting persons
- Ramya Rao: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); sole voting power 13,518,121; shared voting power 365,387; sole dispositive power 13,518,121; shared dispositive power 365,387; aggregate amount beneficially owned 13,883,508 (5.02% of the class)

## Item 1. Issuer
Name of issuer: ALTICE USA INC- A
Address of issuer's principal executive offices: 1 Court Square West, NY, 11101

## Item 2. Person Filing
Name of person filing: Ramya Rao
Address of principal business office or, if none, residence: 1 Churchill Place, London - E14 5HP
Citizenship: X0

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 13883508
Percent of class: 5.02
Sole power to vote or to direct the vote: 13518121
Shared power to vote or to direct the vote: 365387
Sole power to dispose or to direct the disposition: 13518121
Shared power to dispose or to direct the disposition: 365387

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: N

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Barclays Bank PLC, Barclays Capital Inc, Barclays Capital Securities Ltd

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect ofchanging or influencing the control of the issuer of the securities and were not acquired and are not held in connection withor as a participant in any transaction having that purpose or effect, other than activities solely in connection with anomination under § 240.

## Signatures
- Ramya Rao: Ramya Rao, Ramya Rao (11/12/2024)